UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549


               Under the Securities Exchange Act of 1934
                           (Amendment No. 0)


                         CHARMING SHOPPES INC
                           (Name of Issuer)


                               Common
                    (Title of Class of Securities)


                              161133103
                            (CUSIP Number)








































1)	Name of Reporting Person			       National Rural Electric
   S.S. or I.R.S. Identification			  Cooperative Association
   No. of Above Person			           	53-0116145

2)	Check the Appropriate Box      			N/A
  	if a Member of a Group

3)	SEC Use Only

4)	Citizenship or Place of			        Arlington, VA
  	Organization

      	Number of		           			5)   Sole Voting Power	         6,497,500
      	Shares
      	Beneficially Owned		    	6)   Shared Voting Power        0
       by Each Reporting
      	Person With					         7)   Sole Dispositive Power     6,497,500

                                8)   Shared Dispositive Power   0

9)   	Aggregate Amount Bene-		     	6,497,500
      ficially Owned by Each
     	Reporting Person

10)   Check Box if the Aggregate		  N/A
     	Amount in Row (9) Excludes
	     Certain Shares

11)  	Percent of Class Represented		6.6%
	     by Amount in Row 9

12)  	Type of Person Reporting    		EP

























Item 1 (a)	Name of Issuer

         		CHARMING SHOPPES INC.

       (b)	Address of Issuer's Principal Executive Offices

         		450 Winks Lane
           Bensalem, PA 19020

Item 2 (a)	Name of Person Filing

         		National Rural Electric Cooperative Association

       (b)	Address of Principal Business Office

         		4301 Wilson Blvd.
         		Arlington, VA 22203

       (c)	Citizenship

           Commonwealth of Virginia - National Rural Electric Cooperative
                                      Association

     	 (d)	Title of Class of Securities

         		Common

     	 (e)	CUSIP Number

         		161133103

Item 3	The person filing this statement pursuant to Rule 13d-1(b)
	      or 13d-2(b) is:

	      (f)   Employee Benefit Plan, Pension Fund which is subject to the
          			provisions of the Employee Retirement Income Security Act
          			of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



















Item 4	Ownership		(a)   Amount Beneficially Owned				     6,497,500
                  (b)   Percent of Class				       		     6.6%
                  (c)   Number of Shares as to which
		                      Such Person Has:

    		       (i)   sole power to vote or to direct the vote	     6,497,500
		          (ii)   shared power to vote or to direct the vote    0
		         (iii)   sole power to dispose or to direct the
			                disposition of					                           6,497,500
		          (iv)   shared power to dispose or to direct the
         			       disposition of					                           0

Item 5		Ownership of Five Percent or Less of a Class

		      Not Applicable

Item 6 	Ownership of More than Five Percent on Behalf of Another
        Person

     			Not Applicable

Item 7	 Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company

     			Not Applicable

Item 8  Identification and Classification of Members of the Group

     			Not Applicable

Item 9	 Notice of Dissolution of Group

     			Not Applicable












Item 10		Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                          					SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                     					 March 23, 2000
					                           Date

                       			 Peter R. Morris
                              Signature

					                      Peter R. Morris,   Executive Director/Investments
                      				  Name and Title